FILED VIA SEDAR

February 23, 2018

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services
Commission Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office Securities
Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

RE: SilverCrest Metals Inc. (the “Company”)
Project # 2732030, 2732033, 2732036

The enclosed Management Discussion & Analysis (“MD&A”) of the Company for the year ended December 31, 2017 (the “MD&A”) are being re-filed with the above securities commissions because the original MD&A contained errors regarding “Comprehensive loss for the period” and “total assets” on page 7, and amounts for used in “operating activities” and “investing activities” and balance of “exploration and evaluation assets” on page 8. Amounts reported in error are as follows:

•	Comprehensive losses for the fourth quarter and year ended December 31, 2017 were reported as $(1,188,351) and $(4,810,621), respectively;
•	Total assets for 2017 was reported as $26,957,201;
•	Amounts used in operating activities and investing activities for 2017 were reported as $3,363,803 and $5,982,842 respectively; and
•	The balance of exploration and evaluation assets for 2017 was reported as $14,058,730.

Yours truly,
SILVERCREST METALS INC.

“Anne Yong”

Anne Yong
Chief Financial Officer

Encl.

570 Granville Street, Suite 501 Vancouver, BC Canada V6C 3P1
Tel: 604-694-1730 Fax: 604-694-1761 www.silvercrestmetals.com